# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: TENAX THERAPEUTICS, INC., CIK 0000034956
CUSIP: 88032L605
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 101 Glen Lennox Drive, Suite 300, Chapel Hill,, North Carolina (NC), 27517
Date of event which requires filing of this statement: 12/10/2025
Filed by CIK 0001871714
Persons authorized to receive notices and communications: Christopher Thomas Giordano, c/o Tenax Therapeutics, Inc., 101 Glen Lennox Drive, Suite 300, Chapel Hill, North Carolina (NC), 27517, 919-855-2100

## Reporting persons
- Christopher Thomas Giordano (CIK 0001871714): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 1,252,965; shared voting power 0; sole dispositive power 1,252,965; shared dispositive power 0; aggregate amount beneficially owned 1,252,965 (6.79% of the class)
  Comment: The percentage reported above is based on 17,197,613 shares of the Issuer's common stock (the "Common Stock") outstanding as of March 6, 2026, as reported in the Issuer's Form 10-K ("Form 10-K") filed with the SEC on March 10, 2026 and is calculated on a beneficial ownership basis.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: TENAX THERAPEUTICS, INC.
Address of issuer's principal executive offices: 101 Glen Lennox Drive, Suite 300, Chapel Hill,, North Carolina (NC), 27517
Comment: This Schedule 13D is being filed to show Mr. Giordano's beneficial ownership of the Issuer's Common Stock as of the filing date.

## Item 2. Identity and Background
Name of person filing: Christopher Thomas Giordano
Residence or business address: The principal business address of Mr. Giordano is c/o Tenax Therapeutics, Inc., 101 Glen Lennox Drive, Suite 300, Chapel Hill, North Carolina 27517.
Present principal occupation or employment: Mr. Giordano is the President and Chief Executive Officer of the Issuer. The address of the Issuer is set forth above.
Criminal convictions in the last five years: During the last five years, Mr. Giordano has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, Mr. Giordano has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Citizenship: Mr. Giordano is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: This Schedule 13D is filed solely as a result of the vesting of Common Stock underlying certain stock options held directly by Mr. Giordano. As of the date of this filing, Mr. Giordano is deemed to own in the aggregate and on a beneficial ownership basis, 2,605 shares of Common Stock, and 1,250,360 shares of Common Stock underlying stock options comprised of (i) 1,250,000 shares of Common Stock underlying options with an exercise price of $5.94 per share, (ii) 157 shares of Common Stock underlying options with an exercise price of $3,152 per share, (iii) 94 shares of Common Stock underlying options with an exercise price of $992 per share and (iv) 109 shares of Common Stock underlying options with an exercise price of $3.549 per share. Additionally, Mr. Giordano reports his beneficial ownership in accordance with the filing requirements of Section 16(a) of the Act.

## Item 4. Purpose of Transaction
Purpose of transaction:
Mr. Giordano has acquired, and holds, the shares of Common Stock reported herein for investment purposes. He may acquire additional shares of Common Stock depending on market conditions and the business performance of the Issuer, but does not currently plan to purchase a number of additional shares of Common Stock that would result in a substantial change in his beneficial ownership or his ability to influence control of the Issuer.

Other than as described above, and except that Mr. Giordano may, from time to time or at any time, subject to market conditions and other factors, purchase additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, sell at any time all or a portion of the shares of Common Stock now owned or hereafter acquired by him to one or more purchasers, or transfer or contribute shares of Common Stock to trusts for estate planning purposes, Mr. Giordano does not have any present plans which relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section
12(g)(4) of the Exchange Act; or

(j) any action similar to any of those actions enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 1,252,965 - 6.79%
Number of shares as to which each person has sole or shared power to vote or dispose: 1,252,965
Transactions in the class effected during the past sixty days: Reference is made to the discussion in Item 3.
Other persons with the right to receive dividends or sale proceeds: No other person is known by Mr. Giordano to have the right to receive or the power to direct the receipt from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by him.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Information set forth in Item 3 is incorporated herein by reference. Mr. Giordano may in the future receive additional grants of equity awards as compensation for serving as the Issuer's President and Chief Executive Officer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Christopher Thomas Giordano: /s/ Christopher Thomas Giordano, President and Chief Executive Officer (03/10/2026)